BONTAN CORPORATION INC.
THREE MONTHS ENDED JUNE 30, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prepared as at August 7, 2009

Index

Overview                                                                                                                                 3
Summary of results                                                                                                                        3
Number of common shares, options and warrants                                                                   4

Business environment                                                                                                                                  4
Risk factors                                                     4
Forward looking statements                                 4
Business plan                                                                                                                                 5

Results of operations                                                    5

Liquidity and Capital Resources                                                 9
Working capital                                                                                                                             9
Operating cash flow                                                                                                                    10
Investing cash flows                                                                                                                   10
Financing cash flows                                                   12
Key contractual obligations                                       12
Off balance sheet arrangements                                                        12

Transactions with related parties                                  12

Financial and derivative instruments                                                                13

New accounting policies                                                                                                                            14

Critical accounting estimates                                                                     15

Disclosure controls and procedures                                                         15

Internal controls over financial reporting                                                16

Public securities filing                                                                                 16

Management Discussion and Analysis

The following discussion and analysis by management of the financial condition and financial results for Bontan Corporation Inc. for the three months ended June 30, 2009 should be read in conjunction with the unaudited Consolidated Financial Statements for the three months ended June 30, 2009 and the audited Consolidated Financial Statements and Annual Report in Form F-20 for the year ended March 31, 2009. The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada, as applicable to interim financial statements.

This management discussion and analysis is prepared by management as at August 7, 2009. The Company’s auditors have not reviewed it.

In this report, the words “us”, “our”, “the Company” and “Bontan” have the same meaning unless otherwise stated and refer to Bontan Corporation Inc. and its subsidiary.

Overview

Summary of Results

During the three months ended June 30, 2009, the management remained primarily busy with completion of the annual financials and related audit preparations. Several proposals were received in different industry sector during the quarter under review. We short listed one gas exploration project that met our criteria and subjected it to our detailed due diligence. The said proposal is still under review. As a result, at the end of the quarter, the Company had no exploration projects and had no proven reserves of oil or gas. We continue to seek opportunities into other sectors also.

Meanwhile, the surplus cash on hand continued to be invested in short-term marketable securities. Market value of the securities on hand improved to some extent during the quarter resulting in a small unrealised gains of approximately $316,000 as at June 30, 2009.

The following table summarizes financial information for the quarter ended June 30, 2009 and the preceding seven quarters: ( All amounts in ‘000 CDN$ except Net income(loss) per share, which are actual amounts)

Quarter ended	June 30	Mar-31	Dec. 31	Sept.30	Jun-30	Mar-31	Dec. 31	Sept. 30
	2009	2009	2008	2008	2008	2008	2007	2007
Total Revenue	3	(150)	1	9	193	156	18	25
Net (loss) income	(206)	(266)	(276)	(127)	(20)	23	(170)	(253)
Working capital	1,542	1,432	1,694	3,164	6,231	5,174	5,692	6,453
Shareholders equity	1,552	1,441	1,705	3,175	6,237	5,180	5,694	6,455
Net loss per share - basic and diluted	$(0.01)	$(0.01)	$(0.01)	$-	$-	$-	$(0.01)	$(0.01)

Number of common shares, options and warrants

These are as follows:

As at June 30, 2009 and August 7, 2009
Shares issued and outstanding	30,820,743
Warrants issued and outstanding ( a)	13,846,420
Options granted but not yet exercised (b)	4,825,000

(a)
Warrants are convertible into equal number of common shares of the Company within two years of their issuance, at average exercise price of $0.24. These warrants have weighted average remaining contractual life of 0.96 years.

(b)	Options are exercisable into equal number of common shares at an average exercise price of US$0.15 and have a weighted average remaining contractual life of approximately 1.53 years.

Business Environment

Risk factors

Please refer to the Annual Report in the form F-20 for the fiscal 2009 for detailed information as the economic and industry factors that are substantially unchanged.

Forward looking statements

Certain statements contained in this report are forward-looking statements. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:
•	Our lack of substantial operating history;
•	The success of the exploration prospects, in which we have interests;
•	Uninsured risks;
•	The impact of competition;
•	The enforceability of legal rights;
•	The volatility of oil and gas prices;
•	Weather and unforeseen operating hazards;

Important factors that could cause the actual results to differ materially from our expectations are disclosed in more detail under the “Risk Factors” in our Annual report for fiscal 2009. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Currently we do not hold interests in any exploration projects and have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). All information contained herein regarding resources is references to undiscovered resources under NI 51-101, whether stated or not.

Business plan

The Company’s primary business plan has been expanded to cover projects not only in resource sector but in all other sectors given our inability to find any suitable projects in oil and gas exploration that could satisfy the Company’s business model. Most of the exploration projects that we reviewed so far were either technically highly speculative or not cost effective or demanded unreasonably higher acquisition price. On the other hand, we have recently been approached with projects in high technology, health care and alternative energy sector, which may generate better returns for our capital. Currently, we do currently have a prospective project in resource sector under early stages of due diligence.

Through its wholly owned subsidiary, the Company will continue to seek highly visible opportunities in countries around the globe that offer exciting and attractive propositions. The company will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

Results of operations

Three months ended June 30	2009	2008
	in 000' CDN $	in 000' CDN $
Income	3	193
Expenses	(208)	(213)
Net loss for year	(206)	(20)
Deficit at end of period	(33,541)	(32,666)

Overview

During the three months ended June 30, 2009, the main activity was the preparations for the 2009 annual financials and audit. We continued to receive and review business proposals and have focused on one proposal in a resource sector project. Currently, we are still reviewing the details with the other parties and are in an early stage of our due diligence.

We also continued to monitor over funds in short term marketable securities which have shown some improvement during the quarter. We realized gains of approximately $2,800 and an unrealized gain of approximately $316,000 at the end of the quarter.

During the three months ended June 30, 2008, the main activity was the preparations for the 2008 annual financials and audit. We continued to receive and review business proposals and have focused on one proposal relating to oil and gas exploration project. Currently, we are still reviewing the details with the other parties and have not yet concluded in the matter. We also continued to roll over funds in short term marketable securities which have shown realized gains of approximately $188,000 and an unrealized gain of approximately $1.1 million at the end of the quarter.

Income

Income during the quarters ended June 30, 2009 and 2008 consisted mainly of realized gains on disposal of short term marketable securities, which accounted for all (2008:98%) of income. The balance of income in 2008 period was interest earned on cash balances with brokerage firms.

Gains on disposal of short term investments

As explained earlier in this report, the management chose to invest surplus funds into marketable securities on a short term basis while it seeks business opportunities. However, market conditions since October 2008 deteriorated significantly and many of our investments lost substantial values as part of the overall losses in the stock market. However, we were still able to identify some opportunities and dispose of some of our holdings at a profit. We decided not to sell securities at loss but rather use our existing cash for operating needs and wait for these securities to regain their original values before disposing them. During the quarter ended June 30, 2009, the Company sold investments of approximately $67,000 – earning approximately 5% return, while no new funds were invested. Some of our major investments have shown upward trend in their prices. This is being elaborated later in this report.

During the quarter ended June 30, 2008, the Company sold investments of approximately $ 1.2 million, earning an average of 18% return and reinvested $1.6 million.

Expenses

The overall analysis of the expenses is as follows:

Three months ended June 30	2009	2008

Operating expenses	$87,571	$80,447
Consulting fee and payroll	97,865	116,539
Exchange loss	23,020	15,736

	$208,456	$212,722

Operating Expenses

Three months ended June 30	2009	2008

travel, meals and promotions	$20,788	$19,969
Shareholder information	37,238	30,459
Professional fees	10,281	4,149
Other	19,264	25,870

	$87,571	$80,447

Travel, meals and promotions

These expenses were substantially incurred by the key consultant, Mr. Terence Robinson and included his local club expenses and expenses on travels to USA to meet his contacts in connection with new business proposals or to seek new potential investors for the Company.

2008 period expenses included approximately $5,500 in visiting Los Angeles, USA in connection with a networking conference.

Shareholder information

Shareholder information costs comprise investor and media relations fee, costs of holding annual general meeting of the shareholders and various regulatory filing fees.

Major cost consists of media relation and investor relation services provided by Current Capital Corp. under contracts dated July 1, 2004, which are being renewed automatically unless canceled in writing by a 30-day notice for a total monthly fee of US$10,000. Current Capital Corp. is a shareholder Corporation where the Chief Executive and Financial Officer of the Company provide accounting services.

The differences in fee between the fiscal periods 2009 and 2008 were due to significant changes in the exchange rates between Canadian and US dollars. On Us dollar was equal to $1.02 Canadian dollar on an average during the quarter ended June 30, 2008 while it was equal to $1.17 Canadian dollar during the quarter ended June 30, 2009.

The management believes that such services are essential even in the current periods when the Company does not have any active business. In fact, these services are more vital to ensure our existing shareholder base and prospective investors/brokers and other interested parties are constantly kept in contact and their comments and concerns are brought to the attention of the management on a timely basis.

Professional fees

Professional fees primarily consist of audit and legal fees.

During the quarter ended June 30, 2009, audit fee was accrued at $6,250 on the basis of the estimated annual fee of $25,000. The balance of the fee for this period consisted of fees charged by our corporate lawyer and auditors to provide services in connection with review and filing of a new 2009 Consultant Stock Compensation Plan with the Securities and Exchange Commission in April 2009.

During the quarter ended June 30, 2008, there was a reversal of legal fee of approximately $2,000 against the audit fee accrual of $6,250.

Other operating costs

These costs include rent, telephone, Internet, transfer agents fees and other general and administration costs.

These have declined significantly during 2009 quarter compared to 2008 quarter – mainly in office supplies, stationery, repairs and subscriptions costs. We will continue to monitor these costs so as to keep them at minimum.

All other costs remained largely consistent.

Consulting fees and payroll

Three months ended June 30	2009	2008

Fees settled in common shares                                          20,484                                           78,986
Fees settled by issuance of options                                       -                                                   1,970
Fees settled in cash                                                              65,864                                           30,152
Payroll                                                                                     11,517                                             5,431

                                      $ 97,865                                       $ 116,539

Stock based compensation is made up of the Company’s common shares and options being issued to various consultants and directors of the Company for services provided. The Company used this method of payment mainly to conserve its cash flow for business investments purposes. This method also allows the Company to avail the services of consultants with specialized skills and knowledge in the business activities of the Company without having to deplete its limited cash flow.

The following were the key details forming part of consulting fee and payroll costs during the quarter ended June 30, 2009 and 2008:

a.
Fee settled in common shares represented shares previously allotted to Mr. John Robinson, a consultant for his service being deferred and now expensed for the period. However, Mr. John Robinson returned all the shares – 350,000 common shares of the Company – on August 12, 2009 for cancelation and instead will be paid cash fee of $82,000 as approved by the board of directors of the company. This transaction will be accounted for in the second quarter ending September 2009. (for the 2008 period, three consultants were issued shares in settlement of their fees – Mr. Kam Shah, CEO, Mr. Terence Robinson, key consultant and Mr. John Robinson).

b.
Fees settled in cash consisted of fee of $30,000 each paid to Mr. Kam Shah, the chief executive and financial officer and Mr. Terence robinson, a key consultant for the quarter. The balance of the fee was paid to the two independent directors for their services as members of the audit committee. (2008 period cash fee included $20,000 paid to Mr. Shah for services).

c.
The administrative assistant was hired as an employee in May 2008 for the first time. The payroll reflected the salary and related expenses in connection with this position. In prior periods, administrative work used to be carried out by a contract person.

The Company created a new 2009 Consultant Stock Compensation Plan and registered it with Securities and Exchange Commission on April 7, 2009. Three million common shares of the company have been registered for issuance to consultants for services in lieu of cash fee. None of the shares has yet been issued to anyone. Similarly, the company still had 950,000 unallotted options from the 2005 Stock Option Plan.

Exchange Loss

Exchange loss related to translation losses arising from converting foreign currency balances, mainly in US dollar into Canadian dollar, which is the reporting unit of currency, on consolidation.

The Company’s treasury transactions – issuance of shares, exercise of warrants and options are in US dollar. Similarly, approximately 5% cash and short term investments are in US dollars.

During the quarter ended June 30, 2009, Canadian dollar strengthened against US dollar – from CDN $ 1.26 at March 31, 2009 per  US$ 1 to 1.13 at June 30, 2009 – over 10% decline and hence US dollar based assets had lower Canadian values on translation at June 30, 2009 resulting in an exchange loss of approximately $23,000.

Canadian dollar continued to strengthen over the US dollar during the three months ended June 30, 2008. However, changes were minor - The exchange rates between the two currencies changed from 1US to CDN 1.03 at March 31, 2008 to 1.1.02 at June 30, 2008. The resultant Exchange loss of $15,736 was relatively small, although US Dollar assets at June 30, 2008 were approximately 17% of the total assets.

Liquidity and Capital Resources

Working Capital

As at June 30, 2009, the Company had a net working capital of approximately $1.5 million compared to a working capital of $1.4 million as at March 31, 2009.

Almost entire working capital at June 30, 2009 and March 31, 2009 was in the form of cash and short term investments.

Some improvement in the liquid working capital was entirely due to improvement in the market value of the short term investments on hand which rose by approximately $316,000.
Cash on hand as at June 30, 2009 was $307,000 compared to $352,000 as at March 31, 2009.

Sudden deterioration in the stock market condition during the past several months has severely affected the Company’s short term investment portfolio value and as a result  its working capital base. However, the stock market has now shown signs of improvements and market prices of some of the key investments in our portfolio have begun to rise – reflected in unrealised gain of $$316,000 during the quarter ended June 30, 2009. We believe that this trend is more likely to continue and will shortly result in much improved liquidity for the Company.

Meanwhile, we continue to monitor our expenses and short term portfolio closely . The Company has no external borrowings.

Operating cash flow

During the quarter ended June 30, 2009, operating activities generated a net cash outflow of approximately $112,000 which was met partly from the proceeds of the sales of short term investments and balance from cash on hand.

During the quarter ended June 30, 2008, operating activities required net cash outflow of $106,189. Operating cash requirements were met primarily through cash on hand.

All the three consultants – Mr. Kam Shah, Mr. Terence Robinson and Mr. John Robinson are to be paid their consulting fees in cash for the remainder of the fiscal year. This will increase operating cash requirements for the future period. They used to accept common shares of the Company in the past for their services but were unable to do so due to lack of any liquid market for the company’s shares for now. However, this may change once the Company acquires a suitable business activity and in that event, these consultants may revert to accepting shares instead of cash.

We hope to meet the expected increase in operating cash requirement through profitable disposal of some of our short term investments which have begun to grown in value and from equity financing through private placement.

Investing cash flows

During the quarter ended June 30, 2009, the Company had little investment activities due to unfavourable stock market conditions and non-availability of surplus funds for investments. We sold some of our investments at a small gain and net proceeds of approximately $67,000 were used for operational needs.

During the three months ended June 30, 2008, the Company invested approximately 1.6 million in short term marketable securities while realised approximately $1.2 million from the disposal of such securities, which were reinvested. Net additional investments were funded from the available cash on hand.

Composition of our short term investments:

The Company had short term investments at a carrying cost of approximately $5.5 million as at June 30, 2009 – of which $5.2 million or 95% was held in Canadian currency and the balance 5% was held in US currency. Approximately 95% of the investments were in 25 public companies while 5% was invested in two private companies. These investments were stated at their fair value of approximately $1.3 million as at June 30, 2009 and the difference representing unrealised loss of approximately $4.1 million was transferred to accumulated other comprehensive loss and included under shareholders equity.

The Company had short term investments at a carrying cost of approximately $5.5 million as at June 30, 2008 – of which $5.2 million or 95% was held in Canadian currency and the balance 5% was held in US currency. Approximately 95% of the investments were in 35 public companies while 5% was invested in three private companies. These investments were stated at their fair value of approximately $5.3 million as at June 30, 2008 and the difference representing unrealised loss of approximately $230,000 was transferred to accumulated other comprehensive loss and included under shareholders equity.

Significant decline in fair value between June 2008 and June 2009 was mainly caused by adverse stock market conditions which have been prevailing during this period. However, overall fair value improved since March 31, 2009 from $ 1.1 million to $1.3 million, reflecting improvement in stock market.

The amounts at which the Company’s publicly-traded investments could be disposed of currently may differ from fair values based on market quotes, as the value at which significant ownership positions are sold is often different than the quoted market price due to a variety of factors such as premiums paid for large blocks or discounts due to illiquidity.

The following are our key investments:

March 31,	June 30, 2009			March 31, 2009
	in 000'
	# of shares	cost	fair value	# of shares	cost	fair value
Marketable Securities
Brownstone Ventures Inc.	1,227	1838	534	1,227	1838	362
Roadrunner Oil & Gas Inc.	1,579	631	142	1,529	627	145
Skana Capital Corp	773	706	201	773	706	186
23 (March 31, 2009: 23) other public companies - mainly resource sector		2019	466		2082	399
		$5,194	$1,343		$5,253	$1,092
Non-marketable securities
Cookee Corp	1,000	200	-	1,000	200	-
One other private company (2008: two private companies, 2007:)		58	-		63	-
		$258	$-		$263	$-

		$5,452	$1,343		$5,516	$1,092

Management believes that the reduction in fair value of the above investments due to application of mark to market accounting rules is temporary and is a direct effect of the adverse current market conditions in the resource sector in general. The fundamentals of the investee corporations are strong in terms of their financial and portfolio strength and will eventually reflect in higher market prices once market condition improves for the resource sector. As at August 7, 2009, the date of this report, market value of our holdings in Brownstone Ventures Inc. was $650,000 – up by almost 22% since June 30, 2009.

Financing cash flows

There were no treasury operations during the three months ended June 30, 2009 and 2008.

Key Contractual obligations

These are detailed in Note 11 – commitments and contingent liabilities to the consolidated unaudited financial statements for the three months ended June 30, 2009.

Off balance sheet arrangements

At June 30, 2009 and 2008, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with related parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed in Note 12 of the consolidated unaudited financial statements for the three months ended June 30 2009.

 Given below is background information on some of the key related parties and transactions with them:
1.	Current Capital Corp. (CCC). CCC is a related party in following ways –

a.	Director/President of CCC, Mr. John Robinson is a consultant with Bontan
b.	CCC provides media and investor relation services to Bontan under a consulting contract.
c.	Chief Executive and Financial Officer of Bontan is providing services to CCC as CFO.
d.	CCC and John Robinson hold significant shares, options and warrants in Bontan.

Bontan shares premises with CCC for which CCC charges rent on a quarterly s based on the actual costs and area occupied. Charges from CCC reflect actual costs and do not include any mark ups.

Another charge from CCC relates to the investor relations and media relation services provided under a contract. The charge is a fixed sum of US$10,000 per month plus taxes.

CCC also charged a finder’s fee at the rate of 10% of the gross money raised for the Company through issuance of shares and warrants under private placements. In addition,

2.
Mr. Kam Shah is a director of the Company and also provides services as chief executive and financial officer under a five-year contract. The compensation is decided by the board on an annual basis and is usually given in the form of shares and options.

3.
Mr. Terence Robinson was Chairman of the Board and Chief Executive Officer of the Company since October 1, 1991. He resigned from the Board on May 17, 2004 but continues with the Company as a key consultant. He advises the board in the matters of shareholders relations, fund raising campaigns, introduction and evaluation of investment opportunities and overall operating strategies for the Company.

Financial and derivative Instruments

We are exposed to financial market risks, credit risks on investments and foreign currency exchange rates.  We do not use derivative financial instruments.

Financial Market and Credit Risk

At June 30, 2009 we had invested approximately $5.5 million (March 31, 2009: $5.5 million) in short-term marketable securities.  Approximately 58%  ( March 31, 2009:  57%) of this investment is in common shares of three Canadian listed and traded corporations as detailed above under investing cash flow section.

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its short term investments, and unfavourable market conditions could result in dispositions of investments at less than favorable prices.

The Company is also exposed, in the normal course of business, to credit risk from the sale of its investments.

 A fundamental objective of our investment policy is to obtain better than bank interest return on the surplus funds being held while we review and finalize opportunities for participation in viable business projects. Our investments are mostly in marketable securities quoted and traded on Canadian or US exchanges. We have consultants with extensive experience monitoring our investments on a daily basis. Most of our investments are in oil and gas resource industry.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. The Company generates cash flow primarily from its financing activities and proceeds from the disposition of its investments, in addition to interest earned on its cash balances.

The Company has sufficient cash on hand to meet its operating requirements for the near future. However, if the Company decides to participate in a business project and is unable to raise further equity funds, it may have to either dispose of some of its investments at a significant loss under the current capital market or borrow against it at a higher interest cost or forgo the business opportunity.

The Company does not trade on margins.

Foreign Currency Risk

The majority of our expenditures are in Canadian dollar. As at June 30, 2009; approximately $89,000 – 5% - of our assets were held in US dollar.  (As at March 31, 2009: approximately $45,000 or 3%).  We incurred a foreign exchange loss of $23,020 for the three months ended June 30, 2009 (see Results of Operations – Exchange loss above), which was relatively higher due to over 10% decline in Canadian dollar exchange rate against US Dollar.

Further, the Company also plans activities in different countries involving different local currencies. Exchange rates for these currencies in the future may have an adverse effect on our earnings or assets when these currencies are exchanged for Canadian dollars.  The Company has not entered into forward foreign exchange contracts in an attempt to mitigate this risk.  To date, losses and gains resulting from foreign exchange transactions have been included in our results of operations, since our subsidiary is fully integrated to the Company.

The Company has no debt instruments subject to interest payments, sales contracts, swaps, derivatives, or forward agreements or contracts, or inventory.

The Company has no currency or commodity contracts, and the Company does not trade in such instruments.

The Company periodically accesses the capital markets with the issuance of new shares to fund operating expenses and new projects.

New accounting policies

Recent accounting pronouncements

There are three accounting pronouncements –contained in handbook section 1582 – business combinations,Section 1601 – consolidated financial statements and 1602 – non-controlling interests, which are effective on or after January 1, 2011. These are further explained in the unaudited consolidated financial statements for the three months ended June 30, 2009.

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of IFRS on its consolidated financial statements.

The Company’s transition date of April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ending March 31, 2011.

Owing to our limited current activities, we prefer to postpone our detailed planning for conversion to IFRS at a later date when we may have acquired business activities and will have to address greater operational and accounting issues in this context.
However, the key elements of our changeover plan include:

1. Scoping and diagnostic
High level analysis to:
• Assess differences between IFRS and GAAP
• Identify elective and mandatory exceptions available under IFRS 1
• Scope out potential impacts on systems and processes
• Identify impacts on business relationships including contractual arrangements

2. Impact analysis, evaluation and design
• Determine projected impact of adopting IFRS on financial statements and develop accounting processes
• Develop and finalize changes to systems and internal controls
• Address business activities including contractual arrangements, compensation arrangements, budgeting/forecasting
• Prepare reporting templates and training plan

3.  Implementation and Review
• Collect and compile IFRS information for reporting
• Execute changes to information systems and business activities
• Communicate

Critical accounting estimates

The Company’s unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by the Company are same as those disclosed in note 2 to the consolidated financial statements for the year ended March 31, 2009. Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

There was one new accounting and disclosure policy change during the quarter ended June 30, 2009. The Company adopted the recommendations of the Emerging Issues Committee Abstract EIC -173 regarding credit risks and fair value of financial assets and financial liabilities. This is further explained and detailed in the unaudited consolidated financial statements for the three months ended June 30, 2009.

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 and as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time periods specified in the applicable regulatory bodies’ rules and forms.

Our management, including our Chief Executive Officer, who also acts as Chief Financial Officer, together with the members of our audit committee, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer has concluded that our disclosure controls and procedures were effective in relation to the level and complexity of activities in our Company as of the end of the period covered by this report.

Internal Controls over Financial Reporting

Our Chief Executive Officer who also serves as Chief Financial Officer (“CEO”) is primarily responsible in establishing and maintaining controls and procedures concerning disclosure of material information and their timely reporting in consultation and under direct supervision of the audit committee which comprises two independent directors.  CEO is assisted by one employee. We therefore do not have an effective internal controls and procedures due to lack of segregation of duties. However, given the size and nature of our current operations and involvement of independent directors in the process significantly reduce the risk factors associated with the lack of segregation of duties.

The CEO has instituted a system of disclosure controls for the Company to ensure proper and complete disclosure of material information. The limited number of consultants and direct involvement of the CEO facilitates access to real time information about developments in the business for drafting disclosure documents. All documents are circulated to the board of directors and audit committee according to the disclosure time-lines.

As at March 31, 2009, the management carried out a comprehensive review and up date of the internal controls existing over the financial reporting. Mitigating controls and procedures were identified wherever possible. New procedures were implemented in a couple of cases where it was evident that controls were not robust enough to ensure appropriate disclosure in a timely manner. Some controls were implemented as a secondary detection mechanism if the initial controls failed to prevent errors from occurring.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date the CEO completed his evaluation, nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions other than the lack of segregation of duties.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at
www.Sedar.com and with the United States Securities and Exchange Commission  and can be viewed  at  www. Edgar.com